[redacted]

08006277

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 50237-00001

December 3, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SEC Mail Processing Section
DEC 11 2008
Washington, DC
103

SUPPL

Dear Sirs/Mesdames:

Re: Gtech International Resources - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant
Encls.

PROCESSED
DEC 22 2008
THOMSON REUTERS

Exemption No. 82-3779

December 2, 2008

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements for the period ended October 31, 2008, MD&A and Certificates of CEO and CFO
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	November 27, 2008
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable

Document Name or Information		Documents Filed
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	Not Applicable

(i) charter documents

(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

(iii) any securityholder rights plans or similar plans

(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

Document Name or Information		Documents Filed
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements for the period ended October 30, 2008
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	November 27, 2008
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and	Not Applicable

Document Name or Information		Documents Filed
	Management's Discussion and Analysis	
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

OCTOBER 31, 2008

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS
(UNAUDITED)

	October 31, 2008	April 30, 2008
	$	$
Assets		
Current Assets		
Cash	412,036	436,556
Total Current Assets	412,036	436,556
Total Assets	412,036	436,556
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	1,096	5,715
Total Liabilities	1,096	5,715
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Contributed surplus	48,600	48,600
Deficit	(4,490,070)	(4,470,169)
Total Shareholders' Equity	410,940	430,841
Total Liabilities and Shareholders' Equity	412,036	436,556

Original approved by the Directors

"Mervyn Jacobson" "Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended October 31,		Six-month period ended October 31,	
	2008	2007	2008	2007
	$	$	$	$
Revenue				
Interest received	1,184	3,152	2,556	6,113
Total revenue	1,184	3,152	2,556	6,113
Expenses				
Accounting and audit fees	(250)	300	(250)	300
Bank charges	53	89	152	187
Filing fees	-	143	2,600	2,747
Internet fees	-	77	-	77
Legal fees	4,008	9,974	14,760	9,974
Printing and postage expenses	-	1,467	-	1,467
Share registry fees	1,520	2,796	2,569	3,675
Stock exchange listing fees	1,313	1,325	2,626	2,650
Total expenses	6,644	16,171	22,457	21,077
Net loss for the period	(5,460)	(13,019)	(19,901)	(14,964)
Deficit at the beginning of the period	(4,484,610)	(4,447,483)	(4,470,169)	(4,445,538)
Deficit at the end of the period	(4,490,070)	(4,460,502)	(4,490,070)	(4,460,502)
Loss per share (cents per share)	(0.11)	(0.25)	(0.39)	(0.29)

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three-month period ended October 31,		Six-month period ended October 31,	
	2008	**2007**	**2008**	**2007**
	$	**$**	**$**	**$**
Cash provided by / (used in) operating activities				
Net loss	(5,460)	(13,019)	(19,901)	(14,964)
Items not affecting cash	-	-	-	-
Changes in non-cash working capital				
Accounts payable/accrued liabilities	(5,021)	(4,037)	(4,619)	(4,066)
	(10,481)	(17,056)	(24,520)	(19,030)
Investing activities				
None	-	-	-	-
Financing activities				
None	-	-	-	-
Net increase/(decrease) in cash held	(10,481)	(17,056)	(24,520)	(19,030)
Cash at the beginning of period	422,517	458,743	436,556	460,717
Cash at the end of period	412,036	441,687	412,036	441,687

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED OCTOBER 31, 2008
(UNAUDITED)

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the field of biotechnology.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as a stock based compensation expense.

(d) Income taxes

Effective from January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets. The implementation of the new recommendations, which were applied retroactively, has had no effect on these consolidated financial statements.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company previously had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company previously owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on both the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at October 31, 2008, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

There were no transactions between the Company and Genetic Technologies Limited during the quarter under review.

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at July 31, 2008	5,168,167	4,852,410
Movements during the quarter	-	-
Balances as at October 31, 2008	5,168,167	4,852,410

5. Share capital (cont.)

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

During the year ended April 30, 2006, the Company granted stock options to Directors to acquire up to an aggregate of 200,000 common shares at an exercise price of $0.45 per share with a total fair value of $48,600, of which $16,200 was recognised as an expense during that year. The remaining expense of $32,400 was recognised as an expense during the year ended April 30, 2007.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%, an expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of warrants outstanding

As at October 31, 2008, there were no warrants outstanding.

6. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

8. Segmented information

As at October 31, 2008, all of the Company's assets, amounting to $412,036 were located in Canada. The only revenue earned by the Company during the three-month period ended October 31, 2008 was interest received of $1,184 (2007: $3,152), which was earned in Canada.

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the three-month period ended October 31, 2008

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the three-month period ended October 31, 2008 should be read in conjunction with the information provided in the Company's Financial Statements for the periods ended October 31, 2008 and the material contained herein.

Unless otherwise noted, all currency amounts contained in this MD&A and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

DATE

This MD&A is dated November 25, 2008.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($412,036 as at October 31, 2008). No securities of the Company were issued during the three-month period ended October 31, 2008. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

As at the date of this MD&A, the Company is pursuing several opportunities which may, subject to receiving any necessary Shareholder approval, result in a potential project being acquired by the Company.

The Company incurred total expenses of $6,644 during the three-month period ended October 31, 2008. As at October 31, 2008, the Company had working capital of $410,940, and believes that it has sufficient funds to pay its ongoing expenses.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

Results from operations

The Company reported a net loss for the three-month period ended October 31, 2008 of $5,460, compared to a net loss of $13,019 for the three-month period ended October 31, 2007. Total expenses for the three-month period ended October 31, 2008 were $6,644, compared to the three-month period ended October 31, 2007 of $16,171. Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $Nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the three-month period ended October 31, 2008 consisted of interest received of $1,184, compared to the previous corresponding period of $3,152.

During the three-month period ended October 31, 2008, $6,644 (October 31, 2007: $16,171) was spent on general and administration expenses.

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at October 31, 2008. There were no changes in accounting policies during the period under review.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous 8 quarters ending with October 31, 2008. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues $	Net profit/(loss)[1] $	Net profit/(loss) per share $
October 31, 2008	1,184	(5,460)	(0.001)
July 31, 2008	1,372	(14,441)	(0.003)
April 30, 2008	2,036	(9,023)	(0.002)
January 31, 2008	2,851	(644)	(0.000)
October 31, 2007	3,152	(13,019)	(0.002)
July 31, 2007	2,961	(1,945)	(0.000)
April 30, 2007	2,826	(21,326)	(0.004)
January 31, 2007	2,978	(10,242)	(0.002)

Note 1: Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2007, 2008 and 2009. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

As at October 31, 2008, the Company had cash on hand of $412,036 (April 30, 2008: $436,556), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of new business opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated it may be willing to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

TRANSACTIONS WITH RELATED PARTIES

There were no transactions with any related parties during the three-month period ended October 31, 2008.

DIRECTORS AND OFFICERS

Dr. Mervyn Jacobson	Chairman, Director and CEO
Thomas G. Howitt	President, Director, Secretary and CFO
Fred Bart	Director
Elizabeth Sy	Director

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

OTHER INFORMATION

No external investor relations activities were carried out during the period under review. The Company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

OUTSTANDING SHARE DATA AS AT DATE OF THE REPORT

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at October 31, 2008	5,168,167	$4,852,410
Balance as at April 30, 2008	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING

Under Multilateral Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Dr. Mervyn Jacobson, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the three months ended October 31, 2008 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements.

BY ORDER OF THE BOARD

"Mervyn Jacobson"

DR. MERVYN JACOBSON
Chairman, Director and CEO

"Thomas G. Howitt"

THOMAS G. HOWITT
President, Director, Secretary and CFO

Form 52-109F2 *Certification of Interim Filings*

I, Mervyn Jacobson, CEO of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending October 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 27, 2008

Dr. Mervyn Jacobson
CEO, Gtech International Resources Limited

Exemption No.: 82-3779

Form 52-109F2 ***Certification of Interim Filings***

I, Thomas G. Howitt, CFO of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending October 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 27, 2008

[signature]

Thomas G. Howitt
CFO, Gtech International Resources Limited

I:\Securities\ReidCo\Public\50237\Sedar-07\qrJulCFO.doc

Exemption No.: 82-3779

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 26/11/2008

To: All Canadian Securities Regulatory Authorities

Subject: GTECH INTERNATIONAL RESOURCES LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	22/12/2008
Record Date for Voting (if applicable) :	22/12/2008
Meeting Date :	30/01/2009
Meeting Location (if available) :	60 - 66 Hanover Street, Fitzroy, Victoria 3065 Australia

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	36238L101	CA36238L1013

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GTECH INTERNATIONAL RESOURCES LIMITED

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